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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                                Pegasus Gold Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    70556K106
                                 (CUSIP Number)

                              Robert M. Hart, Esq.
                    Senior Vice President and General Counsel
                              Alleghany Corporation
                                 375 Park Avenue
                            New York, New York 10152
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                             Aileen C. Meehan, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-6910

                                September 3, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



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CUSIP No. 70556K106

1.       Name of Reporting Person
         SS or IRS Identification No. of Above Person

         Alleghany Corporation
         51-02283071

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

3.       SEC Use Only

4.       Source of Funds (See Instructions)

         WC, BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each      7.     Sole Voting Power
Reporting Person With                                   None
                                                 8.     Shared Voting Power
                                                        None
                                                 9.     Sole Dispositive Power
                                                        None
                                                 10.    Shared Dispositive Power
                                                        None


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         None


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [ ]


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13.      Percent of Class Represented by Amount in Row (11)

         0%


14.      Type of Reporting Person (See Instructions)

         CO

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         This Statement is filed by Alleghany Corporation ("Alleghany"), a
Delaware corporation having its principal executive offices at 375 Park Avenue, New York, New York 10152, and relates to shares of Common Stock, without par value (the "Common Stock"), of Pegasus Gold Inc. ("Pegasus Gold"). Pegasus Gold is incorporated in British Columbia, Canada, and its principal executive offices are located at 601 West First Avenue, Suite 1500, Spokane, Washington 99204. This Amendment No. 1 amends the Schedule 13D Statement filed by Alleghany on November 20, 1997, by furnishing the information set forth below.

Item 5.  Interest in Securities of the Issuer.

         Alleghany previously reported beneficial ownership of 3,000,000 shares of the Common Stock of Pegasus Gold or approximately 7.2% of the outstanding shares of the Common Stock of Pegasus Gold, as reported in Pegasus Gold's Quarterly Report on Form 10-Q for the six months ended June 30, 1998 as being outstanding at July 31, 1998. Alleghany also previously reported that one of the children of John J. Burns, Jr., President, chief executive officer and a director of Alleghany, beneficially owned 51 shares of the Common Stock of Pegasus Gold and that Mr. Burns disclaimed beneficial ownership of such shares.

         During the period from August 27, 1998 through September 3, 1998, Alleghany effected the sale of 3,000,000 shares of the Common Stock of Pegasus Gold in a series of transactions, all of which were effected on the over-the-counter market, as follows:

         August 27, 1998 - sale of 15,000 shares at $.0400 per share; sale of 55,000 shares at $.0350 per share; sale of 100,000 shares at $.0325 per share; sale of 500,000 shares at $.0200 per share.

         August 28, 1998 - sale of 50,000 shares at $.0175 per share; sale of 830,000 shares at $.0150 per share.

         August 31, 1998 - sale of 250,000 shares at $.0125 per share.


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         September 1, 1998 - sale of 350,000 shares at $.0150 per share.

         September 2, 1998 - sale of 100,000 shares at $.0175 per share.

         September 3, 1998 - sale of 750,000 shares at $.0160 per share.

         As of the close of business on September 3, 1998, Alleghany owns no shares of the Common Stock of Pegasus Gold and, accordingly, ceases to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of Pegasus Gold. As of the close of business on September 3, 1998, Mr. Burns' child continues to own the 51 shares of the Common Stock of Pegasus Gold previously reported, and Mr. Burns disclaims beneficial ownership of such shares. Mr. Burns has no power to vote, or to direct the vote of, and has no power to dispose of, or to direct the disposition of, those 51 shares.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       ALLEGHANY CORPORATION


                                       By:  /s/ David B. Cuming
                                          -------------------------------------
                                                David B. Cuming
                                                Senior Vice President and
                                                Chief Financial Officer




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